* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on February 4, 2024.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to attend the Extraordinary General Meeting to be held on February 6, 2024, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - E-Home Household Service Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

(A) A share consolidation of the Company's issued and unissued ordinary shares (the "Ordinary Shares") be approved at a ratio of not less than one (1)-for-three (3) and not more than one (1)-for-ten (10) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "Board") in its sole discretion within 180 calendar days after the date of passing of these resolutions (the "Share Consolidation").

☐ FOR ☐ AGAINST ☐ ABSTAIN

(B) In respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

NOTE: THE PROXY WILL ALSO BE ENTITLED TO VOTE OR ABSTAIN AT HIS/HER DISCRETION ON ANY RESOLUTION PROPERLY PUT TO THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF OTHER THAN THOSE REFERRED TO IN THE NOTICE CONVENING THE MEETING.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

E-Home Household Service Holdings Limited

Extraordinary General Meeting of Members

February 6, 2024

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

E-Home Household Service Holdings Limited

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home Household Service Holdings Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment or posteponement thereof) of the Company to be held on February 6, 2024, at 10:00 a.m., local time (9:00 p.m. Eastern Time on February 5, 2024), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)